Infusion Brands International, Inc.

14375 Myerlake Circle,

Clearwater, Florida 33760

August 21, 2012

Mr. Rufus Decker, Accounting Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Infusion Brands International, Inc.
Form 10-K for the Year Ended December 31, 2011, filed March 30, 2011
Form 10-Q for the Period Ended March 31, 2012, filed May 18, 2012
File No. 0-51599

Dear Mr. Decker:

We are in receipt of your comment letter dated August 10, 2012. Our responses to each of your comments and the related actions that we have taken are provided below:

Form 10-K for the Year Ended December 31, 2011

Financial Statements

Report of Independent Registered Public Accounting Firm, page 33

Comment No. 1:

The first and third paragraphs of the report refer to the consolidated financial statements of operations, stockholders’ deficit, and cash flows for the six months ended December 31, 2010. Rule 8-02 of Regulation S-X requires you to provide audited statements of income, cash flows and changes in stockholders’ equity for each of the two fiscal years preceding the date of the most recent audited balance sheet. In this regard, please amend your Form 10-K to include audited financial statements for the periods required by Regulation S-X and correspondingly a report from your auditors which refers to the appropriate periods. Please ensure that you provide currently dated certifications with your amendment which refer to the Form 10-K/A.

Response to Comment No. 1:

Our statements of income, cash flows and changes in stockholders’ equity included in our Form 10-K filed on March 30, 2011 are for the full years ended December 31, 2011 and 2010.

On August 21, 2012, we filed an amendment to our Annual Report on Form 10-K/A that includes a corrected report covering the periods described in the preceding paragraph, as well as the matters addressed in your second comment.

Securities and Exchange Commission	Page 2
August 21, 2012

Comment No. 2:

Form 10-K for the Year Ended December 31, 2011

Financial Statements

Note 3. Summary of Significant Accounting Policies

Comprehensive Income, page 44

Comment No. 2:

You currently present comprehensive income (loss) on page 44 in a note to the financial statements. We remind you that ASC 220-10-45-8 states that an entity shall display comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements that constitute a full set of financial statements. We also remind you that ASC 810-10-50-1A(c) requires you to present each component of other comprehensive income attributable to the parent and noncontrolling interest. Please amend your Form 10-K to present income in accordance with ASC 220 and ASC 810.

Response to Comment No. 2:

On August 21, 2012, we filed an amendment to our Annual Report on Form 10-K/A in order to prominently display comprehensive income and its components in the Statements of Stockholders’ Equity (Deficit) as well as distinguish the other comprehensive income items between the parent and non-controlling interests.

Form 10-Q for the Period Ended March 31, 2012

Financial Statements, Page 3

General

Comment No. 3

You do not appear to report comprehensive income for the three months ended March 31, 2012 and March 31, 2011. Please amend your Form 10-Q to present comprehensive income in accordance with ASU 2011-05. As you note on page 30, ASU 2011-05 became effective beginning January 1, 2012. Please ensure that you provide currently dated certifications with your amendment with refer to the Form 10-Q/A.

Response to Comment No. 3

The Company notes the Commission’s Comment #3. We intend to comply with the requirements of ASU 2011-05 in future filings, including our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012 which was filed on August 20, 2012. However, we believe the effect of application of ASU 2011-05 to our Quarterly Report on Form 10-Q for the period ended March 31, 2012 is immaterial and would not affect the decisions of the readers of our financial statements. This is because the amount of comprehensive income (loss) items for the three months ended March 31, 2012 amounts to only $4,483 (or 0.26% of net income). There were no other comprehensive income (loss) items for the three months ended March 31, 2011.

Securities and Exchange Commission	Page 3
August 21, 2012

To illustrate the effects of compliance with ASU 2011-05 in connection with our first quarter operating results, we have attached a copy of the statement of operations for the three months ended March 31, 2012 and 2011, in a form consistent with our recent second quarter filing.

Given that the amounts of other comprehensive income (loss) items are very insignificant and we do not believe that omission of the disclosure in our Quarterly Report for the March 30, 2012 fiscal quarter would be considered significant information to our investors, we do not believe an amendment to our Quarterly Report for this prior quarter is necessary although we fully intend to comply with the standard for all future filings.

***

We acknowledge that:

•	The Company is responsible for the adequacy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Infusion Brands International, Inc.

/s/ Mary B. Mather

Mary B. Mather

Chief Financial Officer

Infusion Brands International, Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss

	Three months ended March 31,
	2012	2011
	(Unaudited)	(Unaudited)
Revenues and cost of product sales:
Product sales	$2,177,548	$4,156,716
Cost of product sales (including depreciation expense of $8,754 and $3,492)	1,692,395	1,960,423
Gross profit	485,153	2,196,293

Rental income	59,399	63,227

Other costs and operating expenses:
Employment costs	913,562	679,456
Other general and administrative	528,911	410,812
Accounting and professional	381,668	374,592
Advertising and promotional	355,632	2,189,287
Depreciation, excluding depreciation classified in cost of product sales	67,299	53,328
	2,247,072	3,707,475
Loss from operations	(1,702,520)	(1,447,955)

Other income (expense):
Interest expense	(94,764)	(35,356)
Interest and other income	4,704	70,427
Gain on asset sales	—	86,756
Total other income (expense)	(90,060)	121,827

Net loss attributable to Infusion Brands	(1,792,580)	(1,326,128)
Net losses attributable to non-controlling interests	69,427	6,776

Net loss	$(1,723,153)	$(1,319,352)

Comprehensive loss:
Net loss	$(1,792,580)	$(1,326,128)
Other comprehensive income (loss) items: Foreign currency translation adjustments	(4,483)	—
Net loss attributable to non-controlling interests	69,427	6,776
Other comprehensive income (loss) items attributable to non-controlling interests	—	—
Comprehensive loss attributable to Infusion Brands	$(1,727,636)	$(1,319,352)

Note: Changes to the statement of operations included in our Quarterly Report for March 31, 2012 to conform to ASU 2011-05 are reflected above in italic.